Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Com[redacted]
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

07022215

Reykjavik March 26, 2007
File no. 90-07-0158

Re: Actavis Group hf. (File No. 82-34959)
<u>Submission Pursuant to Rule 12g3-2(b)(iii)</u>

SUPPL

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (March 9, 2007): Actavis Group hf. announces **Renewed Market Making Agreement with Landsbanki**

2. News release (March 9, 2007): Actavis Group hf. Announces **Market making agreement with Glitnir banki**

3. News release (March 22, 2007): Actavis Group hf. announces **Notification of issuer holdings**. (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

PROCESSED
APR 11 2007
THOMSON
FINANCIAL

dlw 4/4

Sincerely yours,
On behalf of ~~Actavis Group~~

Ólafur Arinbjörn Sigurðsson, Partner
LOGOS legal services

Partners in alphabetical order
Árni Vilhjálmsson • Bjarnfreður Ólafsson • Einar Baldvin Axelsson • Erlendur Gíslason • Guðmundur J. Oddsson • Gunnar Sturluson, Managing Partner
Hákon Árnason • Helga Melkorka Óttarsdóttir • Hjördís Halldórsdóttir • Othar Örn Petersen • Ólafur Arinbjörn Sigurðsson
Pétur Guðmundarson • Ragnar Tómas Árnason
Jakob R. Möller of counsel

Efstaleiti 5 • 103 Reykjavík • Iceland • Tel: +354 5 400 300 • Fax: +354 5 400 301 • logos@logos.is • www.logos.is
42 New Broad Street • London • EC2M 1JD • UK • Tel: +44 20 7920 3000 • Fax: +44 20 7920 3099

LOGOS
LEGAL SERVICES
since 1907

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

Reykjavik March 26, 2007
File no. 90-07-0158

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (March 9, 2007): Actavis Group hf. announces **Renewed Market Making Agreement with Landsbanki**
2. News release (March 9, 2007): Actavis Group hf. Announces **Market making agreement with Glitnir banki**
3. News release (March 22, 2007): Actavis Group hf. announces **Notification of issuer holdings**. (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of ~~Actavis Group~~

Ólafur Arinbjörn Sigurðsson, Partner
LOGOS legal services

Partners in alphabetical order
Árni Vilhjálmsson • Bjarnfreður Ólafsson • Einar Baldvin Axelsson • Erlendur Gíslason • Guðmundur J. Oddsson • Gunnar Sturluson, Managing Partner
Hákon Árnason • Helga Melkorka Óttarsdóttir • Hjördís Halldórsdóttir • Othar Örn Petersen • Ólafur Arinbjörn Sigurðsson
Pétur Guðmundarson • Ragnar Tómas Árnason
Jakob R. Möller of counsel

Efstaleiti 5 • 103 Reykjavik • Iceland • Tel: +354 5 400 300 • Fax: +354 5 400 301 • logos@logos.is • www.logos.is
42 New Broad Street • London • EC2M 1JD • UK • Tel: +44 20 7920 3000 • Fax: +44 20 7920 3099

Actavis Group - Renewed Market Making Agreement with Landsbanki 9.3.2007 09:12:58

Flokkur: Fyrirtækjafréttir Prenta

Actavis Group hf. has renewed an agreement with Landsbanki Íslands hf. (Landsbanki) regarding market making for the issued shares of Actavis Group hf. The purpose of the agreement is to improve liquidity and to enhance transparent price formation in the company's shares on the OMX Nordic Exchange in Iceland.

As a market maker, Landsbanki is obligated to submit in its proprietary account daily bid and ask orders for Actavis Group hf.'s stock, for a minimum of 300,000 shares, at a price determined by Landsbanki. The maximum bid/ask spread may not exceed 1% and the deviation from last price paid cannot be greater than 3%.

New orders shall be placed within 10 minutes in succession to prior orders getting filled.

Under the agreement, Landsbanki is obligated to provide liquidity for up to ISK 200 million in market value daily.

Actactivis Group - Market making agreement with Glitnir banki 9.3.2007 09:13:13

Flokkur: Fyrirtækjafréttir Prenta

On 25 March 2005 an agreement between Actavis Group hf. and Glitnir banka haf., on market making for issued shares on Iceland Stock Exchange in Actavis Group hf. The agreement came into effect from 1 April 2005. The purpose of the agreement is to strengthen liquidity of the shares of the company on the Iceland Stock Exchange.

Both parties have agreed to amend the said agreement so the maximum bid/ask spread may not exceed 1%, instead o 1.5% as was previously agreed upon. A part from this amendment the agreement stands unchanged. The amendments will enter into force 8 March 2007.

Actavis Group - Notification of issuer holdings 22.3.2007 08:48:46

Flokkur: Viðskipti félags með eigin bréf Prenta

Name	Actavis Group
Date of transaction	21.3.2007
Buy or Sell	Sale
Type of instrument	Equities
Number of shares	2.949.441
Price	69,9
Primary insider's holdings after the transaction	166.860.559
Date of settlement	

END